Filed by Chicago Mercantile Exchange Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.: 001-32650

This material is not a substitute for the prospectus/proxy statement and any other documents CME and CBOT intend to file with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read such prospectus/proxy statement and any other such documents, when available, which will contain important information about the proposed transaction. The prospectus/proxy statement would be, and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC’s Web site (www.sec.gov) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.

CME and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about CME’s directors and executive officers is available in CME’s proxy statement, dated March 10, 2006, for its 2006 annual meeting of stockholders. Additional information about the interests of potential participants will be included in the prospectus/proxy statement when it becomes available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

The following was posted to CME’s internal Website on October 25, 2006:

Employee Questions & Answers

“Just Ask” Updates for Oct. 25, 2006

Thank you for submitting your questions to the “Just Ask” site on OpenExchange. Below we have provided answers to the most frequently asked questions we have received in the past week.

1.	What do I do if people ask me if CME is hiring?

CME will carefully evaluate its hiring requirements. When it is critical to hire to meet our 2006 and 2007 objectives, we will hire. And, we will continue to evaluate all applicants for those jobs as we otherwise would – fairly, and based on merit.

At the same time, any speculation regarding which roles may change after the merger closes is just that: speculation. If you receive questions about hiring from job seekers, you should refer that person to the list of jobs posted on www.cme.com or to the Recruiting Department at 930-8242. If you receive questions about hiring from media or other parties, refer those questions to Corporate Communications at 634-8770 or 466-4613.

Please note that you cannot and should not solicit or encourage current CBOT employees to apply for jobs at CME; CBOT is a separate and distinct company until the merger closes. If CBOT employees contact you to inquire about open jobs at CME, the same instructions as above apply. Refer those inquiries to www.cme.com or to the Recruiting Department at 930-8242.

2.	What do I do if vendors and suppliers contact me to ask for an opportunity in the new organization or in connection with the merger process?

CME employees are not yet in a position to comment on what vendors or suppliers will be engaged in after the merger closes. Should you be contacted by a vendor or supplier, you should say that you cannot discuss any pricing or contracts for the new company. CME will require some assistance in connection with the planning process prior to closing. You can also refer such persons to Strategic Sourcing at 648-3799 if they would like to be considered for any merger-related services.

3.	How secure is my job?

We certainly understand that employees may feel anxiety or nervousness about how the merger will affect them. Rumors and speculation, whether reported in the media or spread in other ways, can make this sense of unease stronger. Keep in mind that there are a lot of decisions yet to be made and many approvals yet to be received before we can begin integrating our two companies. So, we do not have a definitive answer to this question for each employee yet.

We will be evaluating the capabilities and processes of each organization, hoping to combine the best practices of both outstanding organizations. That means there eventually will be job eliminations. We do know that anyone who loses his or her job as a direct result of the merger will be eligible for separation benefits.

We can also tell you that all of us need to focus on achieving our 2006 objectives. We will continue to hold all employees accountable for maintaining our high performance standards, merger or no merger.

4.	How will the merger affect planned moves to 550 W. Washington?

At this time, we don’t think it will. We are evaluating all of our real estate options, but we are also still planning to continue with moves to 550 W. Washington beginning in the second quarter of 2007. We will communicate more information throughout the process.

5.	What are restrictions on stock and stock option transactions? Are there blackout periods that we need to know about, and who do they apply to?

You may not buy or sell CME securities, or exercise CME stock options, as long as you have access to any material, non-public information about CME. You are also prohibited from trading in the securities of any other company (including CBOT) if you have obtained material, non-public information about that company in the course of your work for CME.

The Office of the Secretary will notify you if you become subject to a blackout period. However, remember that blackout periods are not the only time you are precluded from trading – you cannot trade any time you are in possession of or have access to material, non-public information, whether or not you have been specifically notified that you are subject to a blackout period. Please see our Securities Law & Compliance Manual for more information.